UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 8, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Medicis Pharmaceuticals Corporation
File No. 1-14471 - CF# 21229

Medicis Pharmaceuticals Corporation submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the exhibit to a Form 10-Q, for the quarter ending September 30, 2007, filed on November 9, 2007.

Based on representations by Medicis Pharmaceuticals Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through November 9, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel